UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

RAINMAKER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

750875304

(CUSIP Number)

RAWLEIGH RALLS LACUNA, LLC 1100 SPRUCE STREET, SUITE 202 BOULDER, COLORADO 80302 TELEPHONE: (303) 447-1708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Lacuna Hedge Fund LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC (the foregoing, collectively, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 3 to Schedule 13D.

1.	Name of Reporting Persons Lacuna Hedge GP LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 3 to Schedule 13D is filed by Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC (the foregoing, collectively, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 3 to Schedule 13D.

1.	Name of Reporting Persons Lacuna, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to Schedule 13D is filed by Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC (the foregoing, collectively, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 3 to Schedule 13D.

This Amendment No. 3 (this “Amendment No. 3”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 19, 2011 (the “Original Statement”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on December 20, 2011 (“Amendment No. 1”) and the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on July 12, 2012 (“Amendment No. 2”), by and on behalf of Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP and Lacuna, LLC (collectively, with Lacuna Hedge and Lacuna Hedge GP LLLP, the “Lacuna Entities”) and relates to the common stock, $0.001 par value per share (“Common Stock”), of Rainmaker Systems, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 3 amends and supplements the Original Statement, Amendment No. 2 and Amendment No. 1 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement, as amended by Amendment No. 2 and Amendment No. 1, remain unchanged.

This Amendment No. 3 is being filed to amend Item 4 as set forth below and to update the number of shares of Common Stock beneficially held by the Lacuna Entities as a result of the transactions described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On March 1, 2012, Lacuna Hedge purchased an aggregate of 1,000 shares of Common Stock of the Issuer in open market transactions. On March 2, 2012, Lacuna Hedge sold 6,467 shares of Common Stock of the Issuer in an open market transaction. Those transactions were not disclosed in Amendment No. 2. Between July 16, 2012 and August 10, 2012, Lacuna Hedge sold an aggregate of 1,737,357 shares of Common Stock of the Issuer in open market transactions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) As of August 15, 2012, none of the Lacuna Entities and none of the Listed Persons beneficially owned any Common Stock of the Issuer.

The information provided and incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

(c)

(1)	Lacuna Hedge purchased an aggregate of 1,000 shares of Common Stock of the Issuer on March 1, 2012 in open market transactions for a weighted average purchase price of $0.74 per share. The per share price for such shares purchased ranged from $0.73 to $0.74. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares purchased at each separate price.

(2)	Lacuna Hedge sold 6,467 shares of Common Stock of the Issuer on March 2, 2012 in an open market transaction for a sales price of $0.77 per share.

(3)	Between July 16, 2012 and August 10, 2012, Lacuna Hedge sold an aggregate of 1,737,357 shares of Common Stock of the Issuer in open market transactions, as follows:

Date	Number of Shares Sold	Price Per Share
July 16, 2012	174,531	$0.79
July 19, 2012	284,200	$0.80	(1)
July 24, 2012	75,000	$0.83
July 25, 2012	50,000	$0.85
July 26, 2012	50,000	$0.93
July 27, 2012	17,500	$0.95

July 31, 2012	13,800	$1.01
August 1, 2012	10,700	$1.03
August 2, 2012	21,000	$0.85
August 3, 2012	12,000	$0.91
August 6, 2012	10,000	$0.89
August 8, 2012	18,000	$0.82
August 9, 2012	626	$0.87
August 10, 2012	1,000,000	$0.90

(1)	The price for such shares sold ranged from $0.79 to $0.85 per share, with a weighted average price per share of $0.80. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares sold at each separate price.

All of the above transactions were executed through a broker and settled through facilities of The Depository Trust & Clearing Corporation.

(d) Not Applicable.

(e) The Lacuna Entities ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on July 19, 2012.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 15th day of August, 2012.

LACUNA HEDGE FUND LLLP

By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

By:	/s/ Wink Jones
Wink Jones, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.